

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2013

Via E-mail
Richard C. Buterbaugh
Executive Vice President and Chief Financial Officer
Laredo Petroleum Holdings, Inc.
15 W. Sixth Street, Suite 1800
Tulsa, Oklahoma 74119

Re: Laredo Petroleum Holdings, Inc.
Form 10-K for the Fiscal Year ended December 31, 2012
Filed March 12, 2013
File No. 001-35380

Dear Mr. Buterbaugh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Selected Historical Financial Data, page 48

Non-GAAP financial measures and reconciliations, page 49

1.   Please explain your rationale for adjusting net income (loss) to remove the unrealized losses (gains) on commodity derivatives and the realized losses on interest rate derivatives to calculate the non-GAAP measure, Adjusted EBITDA.

2.   If your intention is to reflect cash flows associated with commodity derivatives settled during the period in your computation of Adjusted EBITDA, tell us the extent to which these are not limited to the cumulative gain or loss recognized under GAAP since the instruments were acquired. For example, quantify the extent to which your non-GAAP measures reflects a recovery of premiums paid to acquire or modify your derivatives.

Financial Statements, page F-1

Note F: Derivative financial instruments, page F-20

4: Gain (loss) on derivatives, page F-23

3.   We note that you separately disclose realized and unrealized gains and losses on derivative instruments. Please clarify how you determined each portion of the derivative gains and losses so that we are able to understand how your methodology compares to the requirements of FASB ASC 815-10-35-2, which does not differentiate between realized and unrealized gains and losses. If your realized and unrealized measures are not individually limited to the current period change in fair value for derivatives settled during the period, or retained as of the end of the period, respectively, explain your rational and cite the authoritative guidance you have relied upon. In addition, tell us how recovery of premiums or other costs of derivatives impact each of these measures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

                                                      Sincerely,

                                                      /s/ Karl Hiller

                                                      Karl Hiller
                                                      Branch Chief